Via Facsimile and U.S. Mail
Mail Stop 6010


September 2, 2005

Mr. Ricardo Espirito Santo Silva Salgado
Chairman of the Board and Principal Executive and Financial
Officer
Espirito Santo Financial Group S.A.
231, Val des Bons-Malades
L-2121 Luxembourg-Kirchberg

Re:	Espirito Santo Financial Group S.A.
	Form 20-F for Fiscal Year Ended December 31, 2004
	Filed June 30, 2005
	File No. 001-12060

Dear Mr. Salgado:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 17.  Financial Statements, page 139

Notes to the Consolidated Financial Statements, page F-8

Note 36 - Reconciliation of Statutory and US Accounting
Principles,
page F-91

1. Please clarify for us where and how you have provided the statement of cash flow or alternative disclosures required by Item 17(c)(2)(iii) of Form 20-F. In addition, please tell us whether your mandatory deposits with the Bank of Portugal would be included in cash and cash equivalents under US GAAP and, if so, how that is consistent with SFAS 95.

2. For each of your accounting policies under your local GAAP discussed below, please tell us whether they are also appropriate under US GAAP. If so, please tell us the specific literature (by pronouncement and paragraph) that supports this. If not, please explain how you considered this in your reconciliation or why doing so was not necessary:

* On page F-18, we noted that you provide for any unrealized losses and defer, as a liability, any unrealized gains on trading account securities where you estimate market values based on fair values or net asset values, as opposed to recognizing the unrealized gains and losses through income. In this regard, please also tell us whether these securities are within the scope of SFAS 115 and, if so, whether they are classified as trading or available-for-sale for US GAAP.

* On page F-23, we noted that, in 2002, you recognized a short-fall in the mathematical reserve relating to obligations to pay life pensions resulting from workmen`s compensation claims under retained earnings, as opposed to income.

*    *    *    *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Oscar M. Young, Jr., Senior Accountant at
(202)
551-3622 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. Ricardo Espirito Santo Silva Salgado
Espirito Santo Financial Group S.A.
September 2, 2005
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